

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Jason Williams
Chief Financial Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., Suite #6
Boca Raton, Florida 33431

      Re: Grom Social Enterprises, Inc.
           Registration Statement on Form S-1
           Filed December 27, 2023
           File No. 333-276285

Dear Jason Williams:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Technology

cc: Soyoung Lee, Esq.